Exhibit 99.4

Transaction involving the acquisition of Expert Information Services Pty Ltd., Australia by Infosys
December 18, 2003

Safe Harbor
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2003 and Quarterly Reports on Form 6-K for the quarter ended June 30, 2003 and September 30, 2003. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.

Contents
- Transaction highlights
- Rationale for transaction
- Infosys’ current presence in Australia
- About Expert
- Transaction details

Transaction highlights
- Infosys to acquire 100% of Expert Information Services Pty Ltd., Australia (Expert)
- The purchase consideration is approximately A$ 31.0 million (~US$ 22.9 million*)
- Part of the consideration is payable as an earn-out on meeting certain financial parameters
- The acquired company to be renamed ‘Infosys Technologies (Australia) Pty Ltd.’ immediately on closing
* Exchange rate: A$1.00 = US$0.74

Rationale for the transaction
- To expand Infosys’ operations in Australia which is a very important market for us
- To strengthen our management team in Australia
- To reaffirm Infosys’ commitment to the market by significantly enhancing our presence in Australia
- Infosys’ Global Delivery Model (GDM) combined with the service capabilities of Expert would enable us to be a premier player in the growing Australian market

Infosys’ current presence in Australia
- 73 employees including 19 employees permanently based in Australia (as on September 30, 2003)
- Key customers include a large telecommunications company
- Revenues from Australia in US$mn is as

About Expert
- Founded in 1994 by the CEO — Gary Ebeyan
- Is a closely held company with no publicly traded shares
- One of Australia’s leading IT service providers specializing in the design, build and integration of business solutions
- Has a client base of medium and large enterprises spanning various industry sectors
- Has a strong history of controlled growth and profitability
- Awards and recognition :
•Grand Award Winner of The Age -Victoria’s premier broadsheet newspaper
•Winner of the Dun & Bradstreet Victorian Business Award
•Winner, Best Information Technology Company in Victoria, for 2002

About Expert (contd.)
- For the year ended June 30,

About Expert (contd.)
- Segment information for the year ended June 30, 2003

- Employees
• Equipped with a strong team of 330 employees including about 40 support staff
• Employs the largest number of Microsoft accredited staff in Australia
• Has a low attrition rate of 4.8% in Australia (Industry average rate in Australia — 8.6%)
• Profile of employees:

About Expert (contd.)
- Key managers
• Gary Ebeyan, MD and CEO, Founder Founded Expert in 1994 B.Sc., Melbourne University +17 years experience in IT industry
• Armen Kocharyan, ED and CTO Has been with the company since 1994 Obtained his Ph.D. in 1987 Held research posts before joining Expert Delivery responsibilities to key customers

About Expert (contd.)
- The customers include the following:
- Large telecommunications company
- Large domestic banking company
- Trans-national bank head-quartered in Australia
- Australia operations of:
• Large European petroleum company
• Large US insurance services corporation

Transaction details
The transaction value would be approximately A$ 31.0 million (~US$ 22.9 million*) and would comprise the following:
Additionally, the transaction cost is estimated at ~A$ 1 million
* Exchange rate: A$1.00 = US$0.74

Transaction details (contd.)
* Exchange rate: A$1.00 = US$0.74

Transaction details (contd.)
- Gary Ebeyan to continue as CEO of the company, post transaction
- The board of directors at the acquired company will be reconstituted after the transaction to comprise six directors nominated by Infosys and two by Expert

Thank you
www.infosys.com